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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number    333-20759
COMMEMORATIVE BRANDS, INC.
(Exact name of registrant as specified in its charter)

7211 Circle S Road
Austin, Texas 78745
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
11% Senior Subordinated Notes due 2007
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a)or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 12h-3(b)(2)(i)	[ ]
Rule 12h-3(b)(2)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:  15
Pursuant to the requirements of the Securities Exchange Act of 1934 Commemorative Brands, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
DATE:  December 23, 1997	 BY:/s/ Richard H. Fritsche
	Richard H. Fritsche, Chief Financial Officer